SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR UK PILOTS VOTE TO ACCEPT PAY INCREASES
OF UP TO 20% IN JANUARY

Ryanair, Europe's favourite airline, today (18 Jan) confirmed that all 15 of its UK pilot bases - including London Stansted which had previously rejected an improved pay deal - have now voted in secret ballot to accept pay increases of up to 20% and these increases will be paid next week in the January payroll.  These increases bring Ryanair's pilot pay in the UK to 20% more than competitor 737 operators (Norwegian and Jet2).

Ryanair is continuing its recognition discussions with BALPA, the UK pilot union, but had agreed with BALPA that these pay increases should not be delayed by these recognition negotiations, which are proceeding quickly.  Ryanair and BALPA agreed to offer these pay increases to the 6 out of 15 UK bases (including Stansted) which had not previously accepted them.

The majority of Ryanair's pilots in Ireland have already agreed to these pay increases voting in secret ballot at the Cork and Shannon bases, and a majority of pilots in Dublin who are contractors or new joiners have already agreed them.  Ryanair had asked the remaining Dublin pilots to vote on this large pay increase on or before 17th January so that they could be paid in next week's January payroll.  Ryanair is disappointed that no such vote was organised among the remaining 35% of Dublin pilots who will now not receive this pay increase in the January payroll.

Ryanair is continuing to negotiate with FORSA and its Ryanair Irish Pilots Council, but these discussions are progressing slowly.  Ryanair will continue to communicate with the 35% of Dublin pilots who have yet to accept this substantial pay increase which, if accepted, can be included in the February payroll and will take them to 20% higher pay than Norwegian 737 pilots in Dublin.

ENDS

For further information
please contact:

                                    Robin Kiely                             Piaras Kelly
                                    Ryanair DAC                          Edelman Ireland
                                   Tel: +353-1-9451949              Tel: +353-1-6789333
                                   press@ryanair.com                  ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 18 January, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary